6610 Holman St, Unit 301

Arvada, CO 80004

November 25, 2019

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Scott Anderegg, Staff Attorney

Re:

West Coast Ventures Group Corp.

Registration Statement on Form S-1

File No. 333-234435

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies & Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, WEST COAST VENTURES GROUP CORP. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-234435), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Daylight Time on November 27, 2019, or as soon as practicable thereafter. In this regard, the Registrant is aware of its obligations under the Securities Act and hereby acknowledges that:

1.

should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hereby request that we be notified of such effectiveness by a telephone call to Mr. Keith Rosenbaum at (949) 851-4300. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such

Registration Statement be sent to Mr. Rosenbaum via E-Mail at keith@onsideadvisory.com. Thank you.

Very truly yours;

WEST COAST VENTURES GROUP CORP.

BY:

/s/ James N. Nixon

JAMES M. NIXON, CEO